Exhibit 99.1

New Oriental Announces Results for the Fourth Fiscal Quarter and the Fiscal Year Ended May 31, 2022 and Adoption of up to US$400 Million Share Repurchase Program

BEIJING, July 27, 2022 /PRNewswire/ – New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU/ 9901.SEHK), a provider of private educational services in China, today announced its unaudited financial results for the fourth fiscal quarter and fiscal year ended May 31, 2022.

Financial Highlights for the Fourth Fiscal Quarter Ended May 31, 2022

•	Total net revenues decreased by 56.8% year over year to US$524.0 million for the fourth fiscal quarter of 2022.

•	Operating loss was US$105.6 million for the fourth fiscal quarter of 2022.

•	Net loss attributable to New Oriental was US$189.3 million for the fourth fiscal quarter of 2022.

Key Financial Results

(in thousands US$, except per ADS(1) data)	4Q FY2022	4Q FY2021	% of change
Net revenues	524,023	1,211,986	-56.8%
Operating loss	(105,649)	(102,362)	3.2%
Non-GAAP operating loss (2)(3)	(76,865)	(82,217)	-6.5%
Net loss attributable to New Oriental	(189,302)	(45,466)	316.4%
Non-GAAP net loss attributable to New Oriental (2)(3)	(160,339)	(27,872)	475.3%
Net loss per ADS attributable to New Oriental—basic	(1.12)	(0.27)	314.7%
Net loss per ADS attributable to New Oriental—diluted	(1.12)	(0.27)	314.7%
Non-GAAP net loss per ADS attributable to New Oriental—basic(3)(4)	(0.94)	(0.16)	472.9%
Non-GAAP net loss per ADS attributable to New Oriental—diluted(3)(4)	(0.94)	(0.16)	472.9%

(in thousands US$, except per ADS(1) data)	FY2022	FY2021	% of change
Net revenues	3,105,246	4,276,539	-27.4%
Operating (loss) / income	(982,513)	117,266	-937.8%
Non-GAAP operating (loss) / income (2)(3)	(849,545)	186,146	-556.4%
Net (loss) / income attributable to New Oriental	(1,187,721)	334,414	-455.2%
Non-GAAP net (loss) / income attributable to New Oriental (2)(3)	(1,046,238)	389,030	-368.9%
Net (loss) / income per ADS attributable to New Oriental—basic	(7.00)	2.03	-444.5%
Net (loss) / income per ADS attributable to New Oriental—diluted	(7.00)	2.02	-445.9%
Non-GAAP net (loss) / income per ADS attributable to New Oriental—basic(3)(4)	(6.17)	2.36	-360.9%
Non-GAAP net (loss) / income per ADS attributable to New Oriental—diluted(3)(4)	(6.17)	2.35	-361.9%

(1)

Each ADS represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE. The weighted average number of ADS and earnings per ADS have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one common share to one ADS representing ten common shares, which became effective on April 8, 2022.

(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)

New Oriental provides net (loss) / income attributable to New Oriental, operating (loss) / income and net (loss) / income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses and gain / (loss) from fair value change of investments to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)

The Non-GAAP net (loss) / income per ADS attributable to New Oriental is computed using Non-GAAP net (loss) / income attributable to New Oriental and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Fourth Fiscal Quarter Ended May 31, 2022

•

The total number of schools and learning centers was 744 as of May 31, 2022, a decrease of 103 and 925 compared to 847 as of February 28, 2022 and 1,669 as of May 31, 2021, respectively. The total number of schools was 107 as of May 31, 2022.

Michael Yu, New Oriental’s Executive Chairman, commented, “Fiscal year 2022 has been a year full of challenges and opportunities. We restructured our core businesses and operations to comply with the government policies in China and stepped onto a new stage. Our remaining key businesses are seeing a stable trend that lays a solid foundation for our future development. In this fiscal year, the overseas test preparation and overseas study consulting businesses increased by 6% and 16% year over year, respectively. Our domestic test preparation business targeting adults and university students witnessed a record rapid growth of approximately 30% year over year. At the same time, various new businesses that we embarked on earlier this year achieved promising results.

The non-academic tutoring business was rolled out in over 50 cities, same as the intelligent learning system and devices that were adopted and tested in around 60 cities. Both have achieved positive customer feedback and improved customer retention. Other businesses, including study tour and research camp, educational materials and digitalized smart study solutions, as well as exam preparation courses designed for students with junior college diplomas to obtain bachelor’s degrees, are making remarkable progress. We are confident that by leveraging our brand recognition and educational resources accumulated over our operating history, these new businesses will start to generate notable revenue from the next fiscal year.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “By the end of this fiscal year, the total number of schools and learning centers was reduced to 744. As we focus more on business opportunities in the major markets of higher-tier cities, we are committed to leveraging our well-developed educational infrastructure, human resources, and state-of-the-art technology across our remaining key businesses. We are also actively looking into new initiatives to provide high-quality and diversified educational services for our customers of all ages. Our online-merge-offline teaching system helped us to maintain a high teaching quality to our customers amid the pandemic – especially in major cities such as Shanghai and Beijing. Koolearn.com, our online education platform, continues to expand its online educational offerings to adults and university students, and actively seeks business opportunities in new areas. In this fiscal year, Koolearn established an e-commerce platform under the brand name DONG FANG ZHEN XUAN(东方甄选) for the sale of agricultural and other products. Koolearn also began to pilot livestreaming events on some famous short-video social platforms such as Douyin. DONG FANG ZHEN XUAN has made notable progress and received wide recognitions from tens of millions of subscribers and members alike.”

Stephen Zhihui Yang, New Oriental’s Executive President and Chief Financial Officer, commented, “We maintained a strong cash position throughout the whole restructuring process. By the end of this fiscal year, our cash and cash equivalents, term deposits and short-term investments totaled approximately US$4.2 billion. The additional costs and expenses due to the termination of lease agreements in relation to the closure of our learning centers and employee layoffs were largely absorbed in fiscal year 2022. The Company’s management team will continue to make great efforts to resume overall profitability of the Company as early as possible and proactively seek profitable growth. Our continued commitment to high quality services and operational efficiency will deliver more value to our customers, society and shareholders over the long term.”

Adoption of Share Repurchase Program

On July 26, 2022, New Oriental’s board of directors authorized the repurchase of up to US$400 million of the Company’s common shares during the period from July 28, 2022 through May 31, 2023.

This share repurchase program authorizes the Company to purchase its ADSs or common shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades or through other legally permissible ways in accordance with applicable rules and regulations. The timing and extent of any purchases will depend upon market conditions, the trading price of ADSs and its common shares, as well as other factors.

New Oriental’s board of directors will review the share repurchase program periodically and may authorize adjustment to its terms and size accordingly. New Oriental plans to fund any share repurchases made under this program from the Company’s available cash balance.

Financial Results for the Fourth Fiscal Quarter Ended May 31, 2022

Net Revenues

For the fourth fiscal quarter of 2022, New Oriental reported net revenues of US$524.0 million, representing a 56.8% decrease year over year. The decline was mainly due to the cessation of K-9 academic after-school tutoring services in compliance with the government policies in China.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$629.7 million, representing a 52.1% decrease year over year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$600.9 million, representing a 53.6% decrease year over year. The decrease was primarily due to the reduction of facilities and number of staff as a result of the restructuring in fiscal year 2022.

•	Cost of revenues decreased by 57.2% year over year to US$247.8 million.

•	Selling and marketing expenses decreased by 50.7% year over year to US$95.8 million.

•

General and administrative expenses for the quarter decreased by 43.9% year over year to US$286.1 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$257.2 million, representing a 47.4% decrease year over year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 42.9% to US$28.8 million in the fourth fiscal quarter of 2022. The increase is due to the grants of restricted share units of the Company to employees and directors in May 2021 with graded vesting over three years.

Operating Loss and Operating Margin

Operating loss was US$105.6 million, compared to the loss of US$102.4 million in the same period of the prior fiscal year. Non-GAAP loss from operations for the quarter was US$76.9 million, compared to the loss of US$82.2 million in the same period of the prior fiscal year.

Operating margin for the quarter was negative 20.2%, compared to negative 8.4% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was negative 14.7%, compared to negative 6.8% in the same period of the prior fiscal year.

Net Loss and Net Loss per ADS

Net loss attributable to New Oriental for the quarter was US$189.3 million, compared to the loss of US$45.5 million in the same period of the prior fiscal year. Basic and diluted net loss per ADS attributable to New Oriental were US$1.12 and US$1.12, respectively.

Non-GAAP Net Loss and Non-GAAP Net Loss per ADS

Non-GAAP net loss attributable to New Oriental for the quarter was US$160.3 million, compared to the loss of US$27.9 million in the same period of the prior fiscal year. Non-GAAP basic and diluted net loss per ADS attributable to New Oriental were US$0.94 and US$0.94, respectively.

Cash Flow

Net operating cash flow for the fourth fiscal quarter of 2022 was approximately US$29.3 million and capital expenditures for the quarter were US$22.3 million.

Balance Sheet

As of May 31, 2022, New Oriental had cash and cash equivalents of US$1,148.6 million. In addition, the Company had US$1,140.1 million in term deposits and US$1,902.3 million in short-term investment.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the fourth quarter of fiscal year 2022 was US$933.1 million, a decrease of 51.6% as compared to US$1,926.4 million at the end of the fourth quarter of fiscal year 2021. The decrease is primarily due to the cessation of K-9 academic after-school tutoring services in compliance with the government policies in China.

Financial Results for the Fiscal Year Ended May 31, 2022

For the fiscal year 2022 ended May 31, 2022, New Oriental reported net revenues of US$3,105.2 million, representing a 27.4% decrease year over year.

Loss from operations for the fiscal year 2022 was US$982.5 million, compared to an income of US$117.3 million in the same period of the prior fiscal year. Non-GAAP loss from operations for the fiscal year 2022 was US$849.5 million, compared to an income of US$186.1 million in the same period of the prior fiscal year.

Operating margin for the fiscal year 2022 was negative 31.6%, compared to 2.7% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the fiscal year 2022, was negative 27.4%, compared to 4.4% for the same period of the prior fiscal year.

Net loss attributable to New Oriental for the fiscal year 2022 was US$1,187.7 million, compared to an income of US$334.4 million in the same period of the prior fiscal year. Basic and diluted net loss per ADS attributable to New Oriental for the fiscal year 2022 amounted to US$7.00 and US$7.00, respectively.

Non-GAAP net loss attributable to New Oriental for the fiscal year 2022 was US$1,046.2 million, compared to an income of US$389.0 million in the same period of the prior fiscal year. Non-GAAP basic and diluted net loss per ADS attributable to New Oriental for the fiscal year 2022 amounted to US$6.17 and US$6.17, respectively.

Outlook for the First Quarter of the Fiscal Year 2023

New Oriental expects total net revenues in the first quarter of the fiscal year 2023 (June 1, 2022 to August 31, 2022) to be in the range of US$641.3 million to US$680.6 million, representing year-over-year decline in the range of 51% to 48%.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on July 27, 2022, U.S. Eastern Time (8 PM on July 27, 2022, Beijing/Hong Kong Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique registrant ID.

Conference call registration link: https://s1.c-conf.com/diamondpass/10023381-cbs76d.html. It will automatically direct you to the registration page of “New Oriental Fourth Fiscal Quarter 2022 Earnings Conference Call” where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s), direct event passcode and registrant ID) provided in the confirmation email received at the point of registering.

A replay of the conference call may be accessed by phone at the following number until August 3, 2022:

Mainland China:	400 1209 216
Hong Kong:	800 930 639
US/Canada:	1855 883 1031
Passcode:	10023381

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of test preparation, language training for adults, education materials and distribution, online education, and other services. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of fiscal year 2023, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant increase in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments, operating income excluding share-based compensation expenses, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge and gain / (loss) from fair value change of long-term investments that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong	Ms. Sisi Zhao
FTI Consulting	New Oriental Education & Technology Group Inc.
Tel: +852 3768 4548	Tel: +86-10-6260-5568
Email: rita.fong@fticonsulting.com	Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of May 31 2022	As of May 31 2021
	(Unaudited)	(Audited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	1,148,637	1,612,211
Term deposits	1,140,066	1,214,025
Short-term investments	1,902,254	3,434,726
Accounts receivable, net	16,430	8,667
Inventory, net	27,925	31,175
Prepaid expenses and other current assets, net	215,402	269,233
Amounts due from related parties, current	23,245	4,118

Total current assets	4,473,959	6,574,155

Restricted cash, non-current	45,890	19,916
Property and equipment, net	402,690	865,030
Land use rights, net	3,627	13,989
Amounts due from related parties, non-current	3,365	4,157
Long-term deposits	33,409	74,796
Intangible assets, net	2,800	4,836
Goodwill, net	70,803	73,254
Long-term investments, net	437,919	537,749
Deferred tax assets, non-current, net	20,038	103,587
Right-of-use assets	531,102	1,857,533
Other non-current assets	9,064	22,051

Total assets	6,034,666	10,151,053

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	22,289	38,441
Accrued expenses and other current liabilities	510,264	908,231
Income taxes payable	75,650	84,321
Amounts due to related parties	226	33
Deferred revenue	933,062	1,926,386
Operating lease liability-current	168,623	514,033

Total current liabilities	1,710,114	3,471,445

Deferred tax liabilities, non-current	19,240	13,172
Unsecured senior notes	65,394	297,631
Operating lease liabilities	446,394	1,350,629

Total long-term liabilities	531,028	1,661,432

Total liabilities	2,241,142	5,132,877

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	3,705,506	4,913,275
Non-controlling interests	88,018	104,901

Total equity	3,793,524	5,018,176

Total liabilities and equity	6,034,666	10,151,053

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2022	2021
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	524,023	1,211,986

Operating cost and expenses (note 1)
Cost of revenues	247,827	578,847
Selling and marketing	95,786	194,223
General and administrative	286,059	509,484
Impairment loss on intangible assets and goodwill	—	31,794

Total operating cost and expenses	629,672	1,314,348

Operating loss	(105,649)	(102,362)

(Loss)/Gain from fair value change of long-term investments	(1,682)	773
Other (loss)/ income, net	(68,396)	5,957
(Provision)/Benefits for income taxes	(5,618)	29,322
Loss from equity method investments	(5,322)	(8,924)

Net loss	(186,667)	(75,234)

Add: Net (gain)/loss attributable to non-controlling interests	(2,635)	29,768

Net loss attributable to New Oriental Education & Technology Group Inc.’s shareholders	(189,302)	(45,466)

Net loss per share attributable to New Oriental-Basic (note 2)	(0.11)	(0.03)
Net loss per share attributable to New Oriental-Diluted (note 2)	(0.11)	(0.03)
Net loss per ADS attributable to New Oriental-Basic (note 2)	(1.12)	(0.27)
Net loss per ADS attributable to New Oriental-Diluted (note 2)	(1.12)	(0.27)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2022	2021
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	286,059	509,484
Less: Share-based compensation expenses in general and administrative expenses	28,838	20,605

Non-GAAP general and administrative expenses	257,221	488,879

Total operating cost and expenses	629,672	1,314,348
Less: Share-based compensation expenses	28,784	20,145

Non-GAAP operating cost and expenses	600,888	1,294,203

Operating loss	(105,649)	(102,362)
Add: Share-based compensation expenses	28,784	20,145

Non-GAAP operating loss	(76,865)	(82,217)

Operating margin	-20.2%	-8.4%
Non-GAAP operating margin	-14.7%	-6.8%
Net loss attributable to New Oriental	(189,302)	(45,466)
Add: Share-based compensation expenses	27,281	18,367
Less: (loss)/gain from fair value change of long-term investments	(1,682)	773

Non-GAAP net loss attributable to New Oriental	(160,339)	(27,872)

Net loss per ADS attributable to New Oriental- Basic (note 2)	(1.12)	(0.27)
Net loss per ADS attributable to New Oriental- Diluted (note 2)	(1.12)	(0.27)
Non-GAAP net loss per ADS attributable to New Oriental—Basic (note 2)	(0.94)	(0.16)
Non-GAAP net loss per ADS attributable to New Oriental—Diluted (note 2)	(0.94)	(0.16)
Weighted average shares used in calculating basic net loss per ADS (note 2)	1,696,966,183	1,690,082,150
Weighted average shares used in calculating diluted net loss per ADS (note 2)	1,696,966,183	1,690,082,150
Non-GAAP net loss per share—basic	(0.09)	(0.02)
Non-GAAP net loss per share—diluted	(0.09)	(0.02)

Notes: Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended May 31
	2022	2021
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	26	469
Selling and marketing	(80)	(929)
General and administrative	28,838	20,605

Total	28,784	20,145

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended May 31
	2022	2021
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by operating activities	29,347	318,427
Net cash used in investing activities	(238,428)	(277,371)
Net cash (used in)/ provided by financing activities	(50,872)	3,167
Effect of exchange rate changes	(56,762)	1,712
Net change in cash, cash equivalents and restricted cash	(316,715)	45,935
Cash, cash equivalents and restricted cash at beginning of period	1,511,242	1,586,192
Cash, cash equivalents and restricted cash at end of period	1,194,527	1,632,127

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2022	2021
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	3,105,246	4,276,539

Operating costs and expenses (note 1):
Cost of revenues	1,754,291	2,036,875
Selling and marketing	466,895	600,778
General and administrative	1,866,573	1,489,826
Impairment loss on intangible assets and goodwill	—	31,794

Total operating costs and expenses	4,087,759	4,159,273

Operating (loss)/income	(982,513)	117,266

Loss from fair value change of investments	(14,933)	(3,824)
Other (loss)/income , net	(35,052)	201,535
Provision for income taxes	(136,312)	(83,588)
Loss from equity method investments	(51,466)	(1,368)

Net (loss)/income	(1,220,276)	230,021

Add: Net loss attributable to non-controlling interests	32,555	104,393

Net (loss)/income attributable to New Oriental Education & Technology Group Inc.	(1,187,721)	334,414

Net (loss)/income per share attributable to New Oriental-Basic (note 2)	(0.70)	0.20
Net (loss)/income per share attributable to New Oriental-Diluted (note 2)	(0.70)	0.20
Net (loss)/income per ADS attributable to New Oriental-Basic (note 2)	(7.00)	2.03
Net (loss)/income per ADS attributable to New Oriental-Diluted (note 2)	(7.00)	2.02

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP

MEASURES

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2022	2021
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	1,866,573	1,489,826
Less: Share-based compensation expenses in general and administrative expenses	135,536	55,260

Non-GAAP general and administrative expenses	1,731,037	1,434,566

Total operating costs and expenses	4,087,759	4,159,273
Less: Share-based compensation expenses	132,968	68,880

Non-GAAP operating costs and expenses	3,954,791	4,090,393

Operating (loss)/income	(982,513)	117,266
Add: Share-based compensation expenses	132,968	68,880

Non-GAAP operating (loss)/income	(849,545)	186,146

Operating margin	-31.6%	2.7%
Non-GAAP operating margin	-27.4%	4.4%
Net (loss)/income attributable to New Oriental	(1,187,721)	334,414
Add: Share-based compensation expenses	126,550	50,792
Less: Loss from fair value change of long-term investments	(14,933)	(3,824)

Non-GAAP net (loss)/income attributable to New Oriental	(1,046,238)	389,030

Net (loss)/income per ADS attributable to New Oriental- Basic (note 2)	(7.00)	2.03
Net (loss)/income per ADS attributable to New Oriental- Diluted (note 2)	(7.00)	2.02
Non-GAAP net (loss)/income per ADS attributable to New Oriental—Basic (note 2)	(6.17)	2.36
Non-GAAP net (loss)/income per ADS attributable to New Oriental—Diluted (note 2)	(6.17)	2.35
Weighted average shares used in calculating basic net (loss)/income per ADS (note 2)	1,696,419,232	1,645,463,440
Weighted average shares used in calculating diluted net (loss)/income per ADS (note 2)	1,696,419,232	1,651,982,384
Non-GAAP net (loss)/income per share—basic	(0.62)	0.24
Non-GAAP net (loss)/income per share—diluted	(0.62)	0.24

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Year Ended May 31
	2022	2021
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	(131)	6,698
Selling and marketing	(2,437)	6,922
General and administrative	135,536	55,260

Total	132,968	68,880

Note 2: Each ADS represents ten common shares. For the three months and the year ended May 51, 2021, the weighted average number of ADS and earnings per ADS have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one common share to one ADS representing ten common shares, which became effective on April 8, 2022.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended May 31
	2022	2021
	(Unaudited)	(Unaudited)
	USD	USD
Net cash (used in) /provided by operating activities	(1,280,453)	1,130,085
Net cash provided by/ (used in) investing activities	1,168,532	(2,177,639)
Net cash (used in) /provided by financing activities	(230,858)	1,654,084
Effect of exchange rate changes	(94,821)	106,173
Net change in cash, cash equivalents and restricted cash	(437,600)	712,703
Cash, cash equivalents and restricted cash at beginning of period	1,632,127	919,424
Cash, cash equivalents and restricted cash at end of period	1,194,527	1,632,127